FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                        For the month of September, 2002

                            CENARGO INTERNATIONAL PLC
                 (Translation of registrant's name into English)

                                Puttenham Priory
                                    Puttenham
                                 Surrey GU3 1AR
                                 United Kingdom
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F    X   Form 40-F
                                        -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes        No    X
                                    -----       -----

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Set forth herein is Cenargo International Plc's quarterly report for the period ended June 30, 2002 containing a Management's Discussion and Analysis of Financial Condition and Results of Operation and Unaudited Consolidated Financial Statements.

                            CENARGO INTERNATIONAL PLC
                                QUARTERLY REPORT
                                  JUNE 30, 2002

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS

GENERAL

Cenargo, an English company, is a diversified international transportation group specialising in European freight and passenger ferry services, international ship owning and chartering, the movement of surface and airfreight and the management of freight logistics.

RESULTS OF OPERATIONS

Three months ended June 30, 2002 compared to three months ended June 30, 2001.

Operating Revenues

Operating Revenues decreased in the third quarter ended June 30, 2002 (the `2002 quarter') by 0.3 million pounds sterling to 29.1 million pounds sterling compared to 29.4 million pounds sterling in the third quarter ended June 30, 2001 (the `2001 quarter'). This decrease comprises a 1.4 million pounds sterling reduction in Irish Sea revenues, an increase in Ferrimaroc revenues of 0.7 million pounds sterling, a 0.3 million pounds sterling increase in logistics and other income and 0.1 million pounds sterling increase in shipowning and chartering revenues. The reduction of 1.4 million pounds sterling in Irish Sea revenues is mainly attributable to operational problems reported in Quarter 2 with the company's vessels coinciding with the decision to change ship managers and the consequent loss of customer confidence and support together with increased competition. The increase in Ferrimaroc revenues is mainly attributable to an increase in market and tariffs. The increase of 0.3 million pounds sterling in logistics' revenues represents increased levels of business from the group's logistics' operations.

Operating Expenses

Vessel and other  operating  costs  increased by 1.3 million pounds  sterling to
21.8 million pounds sterling compared to 20.5 million pounds sterling in the 2001 quarter. This is mainly attributable to the extra costs arising from the expanded logistics operations particularly at Milton and Heston and increased levels of business in Ferrimaroc.

Depreciation  for the 2002 quarter has reduced by 0.3 million pounds sterling to
2.1 million pounds sterling compared to 2.4 million pounds sterling in the 2001 quarter. This mainly relates to assets now fully written down and therefore not requiring further depreciation.

General and administrative expenses for the 2002 quarter increased by 0.6 million pounds sterling to 2.8 million pounds sterling compared to 2.2 million pounds sterling in the 2001 quarter. This mainly arises from increased activities in logistics with the leasing of additional premises at Milton and Heston and the appointment of a management team responsible for the development of the logistics activities.

Foreign exchange loss for the 2002 quarter was 1.0 million pounds sterling compared to a foreign exchange gain of 0.5 million pounds sterling in the 2001 quarter. This mainly results from significant exchange variations between sterling, US$ and Euro.

Primarily as a result of these developments total operating expenses increased by 3.3 million pounds sterling to 28.3 million pounds sterling for the 2002 quarter compared to 25.0 million pounds sterling for the 2001 quarter.

Net Operating Income

As a result of the foregoing factors net operating income decreased by 3.5 million pounds sterling to an operating profit of 0.8 million pounds sterling for the 2002 quarter compared to net operating income of 4.4 million pounds sterling in the 2001 quarter.

Net Loss

As a result of the foregoing factors the net loss for the 2002 quarter was 2.1 million pounds sterling compared to a profit of 0.5 million pounds sterling in the 2001 quarter.

Nine months ended June 30, 2002 compared to nine months ended June 30, 2001.

Operating Revenues

Operating revenues in the nine months ended June 30, 2002 (the `2002 period') decreased by 0.8 million pounds sterling to 88.3 million pounds sterling compared to 89.1 million pounds sterling in the nine months to June 30, 2001 (the `2001 period'). The decrease comprises a reduction of 3.5 million pounds sterling in Irish Sea revenues, an increase of 1.6 million pounds sterling in Ferrimaroc revenues, an increase of 0.9 million pounds sterling in logistics' revenues and an increase of 0.2 million pounds sterling in shipowning and chartering revenues.

The reduction in Irish Sea revenue is mainly attributable to increased competition and to the operating difficulties incurred mainly during Quarter to 31 March 2002 (see above). The increase in logistics' and Ferrimaroc revenues is mainly attributable to increased levels of business.

Operating Expenses

Vessel and other operating expenses decreased in the 2002 period by 0.1 million pounds sterling to 67.8 million pounds sterling from 67.9 million pounds sterling in the 2001 period. This mainly comprises a reduction of 2.7 million pounds sterling in relation to the Irish Sea, an increase of 0.7 million pounds sterling in relation to Ferrimaroc, an increase of 2.1 million pounds sterling relating to Logistics and a reduction of 0.2 million pounds sterling relating to shipowning and chartering. The reduction in the Irish Sea of 2.7 million pounds sterling reflects the lower volumes and revenues. The increase in Ferrimaroc of
0.7 million pounds sterling reflects increased levels of business. The increase in Logistics of 2.1 million pounds sterling includes the costs of the expanded logistics and warehousing operations at Milton and Heston. The reduction of 0.2 million pounds sterling in ship owning and chartering reflects lower operating costs of the vessels.

Depreciation for the 2002 period increased by 0.2 million pounds sterling to 6.4 million pounds sterling from 6.2 million pounds sterling in the 2001 period. This mainly reflects capital costs associated with the Lagan Viking and Mersey Viking.

General and administrative expenses in the 2002 period increased by 2.0 million pounds sterling to 8.2 million pounds sterling from 6.2 million pounds sterling in the 2001 period. This mainly represents increased marketing selling and IT costs in relation to the Irish Sea and expansion of the logistics' facilities.

Foreign exchange loss in the 2002 period was 0.9 million pounds sterling compared to a 0.9 million pounds sterling gain in the 2001 period. This has mainly arisen from fluctuations in Sterling, US Dollar and Euro currencies.

Primarily as a result of these developments the total operating expenses increased in the 2002 period by 3.8 million pounds sterling to 85.2 million pounds sterling compared to 81.4 million pounds sterling in the 2001 period.

Net Operating Income

As a result of the foregoing factors, net operating income decreased by 4.6 million pounds sterling to 3.1 million pounds sterling for the 2002 period compared to 7.7 million pounds sterling for the 2001 period.

Other Income/Expenses

Interest expense increased by 0.8 million pounds sterling to 11.0 million pounds sterling for the 2002 period compared to 10.2 million pounds sterling for the 2001 period. This mainly represents the cost of the financing of Lagan and Mersey Viking purchased in March 2001.

Net Loss

As a result of the foregoing net loss for the 2002 period increased by 3.9 million pounds sterling to 5.4 million pounds sterling in the 2002 period compared to 1.5 million pounds sterling in the 2001 period.

LIQUIDITY AND CAPITAL RESOURCES

Total shareholders equity at June 30, 2002 was 19.7 million pounds sterling compared to 24.7 million pounds sterling at June 30, 2001. The decrease of 5.0 million pounds sterling is represented by a net loss for the twelve months of
8.0 million pounds sterling less an accumulated other comprehensive income adjustment of 3.0 million pounds sterling.

Long term debt at June 30, 2002 mainly consists of 111.2 million pounds sterling of 9 3/4% First Priority Ship Mortgage Notes and 36.7 million pounds sterling mainly relating to the purchase of the Lagan Viking and Mersey Viking in March 2001.

At June 30, 2002 the Company had cash and cash equivalents of 6.7 million pounds sterling compared with 8.0 million pounds sterling at June 30, 2001. The Company had free cash at June 30, 2002 of 1.7 million pounds sterling.

Taxation

The UK Treasury published the Finance Bill in April 2000, including the proposed UK tonnage tax regime. The bill became law in early August 2000.

The tonnage tax regime will allow UK shipping companies to elect to pay corporate tax based on a nominal profit derived from the net tonnage of its ships. Non shipping activities will be "ring fenced" and taxed as before, based on taxable net income. The regime is intended to promote the UK shipping industry and its competitive position.

Cenargo has elected to enter the tonnage tax regime from October 1, 2002. This will allow Cenargo to operate its ferry and shipping business virtually tax-free. Transitional rules of the regime mean that the majority of the Company's deferred tax liability (7.5 million pounds sterling at June 30, 2001) will be extinguished over a seven year period at approximately 15% per annum from October 1, 2002.

SEGMENT ANALYSIS

Irish Sea

The results for the quarter were significantly lower than the same quarter last year.

As mentioned last quarter, the Company suffered significant ship operational technical problems which resulted in severe disruption to both of our Belfast services (Heysham and Liverpool). This came at a time when our major competitor increased capacity and undercut rates.

The result of these disruptions forced customers to switch their support to alternative services and it has taken time to regain customer confidence and their business.

Volumes carried during the quarter by month were as follows:

ETUs            APR      MAY      JUNE      TOTAL
----            ---      ---      ----      -----

Liverpool-
Belfast         9,901    10,227    9,704      29,832
Heysham-
Belfast         8,952     9,393    7,831      26,176

Liverpool-
Dublin          8,827     8,918    7,920      25,665
Heysham-
Dublin          5,298     5,528    4,867      15,693

Total          32,978    34,066   30,322      97,366

Total volumes were approximately 8.5% lower than during the same quarter last year. Revenues were approximately 7.5% lower than the same quarter last year.

There have been no significant stoppages of ships since Bluewater Marine Management took over ship management.

P&O the company's major competitor continues to operate four vessels to Dublin and one vessel on the Liverpool-Larne route.

The new river berth at 12 Quays started operations on 17th June 2002. The Liverpool-Belfast service switched to that berth and apart from some minor teething problems the switch has worked very well. The two vessels on the service can now round trip daily providing an extra 20% capacity at little extra marginal costs.

The Liverpool-Dublin service will switch to the river berth from 9 September 2002 allowing vessels to leave later and still arrive at destination at the same optimum time.

Discussions are now well advanced with supermarkets and other companies shipping trailers through the Stranraer-Larne corridor. Based on the success of these discussions the company intends to introduce a third time chartered vessel on the route from early September 2002.

The company also intends to time charter one of the present Liverpool-Dublin vessels, the Dawn Merchant, to Norfolkline as a third vessel on its Dover-Dunkirk service. The time charter is at similar rates as those for the Midnight and Northern Merchant. The company will replace the Dawn Merchant with a 60 driver time chartered vessel. The net benefit to the company from the charter out, less the cost of the charter in, is substantial.

Ferrimaroc

Ferrimaroc is having a reasonably successful summer. As mentioned last quarter an agreement was reached with the Moroccan authorities whereby the Company could operate both its vessels during the summer rather than charter Scirocco, the smaller one. This authorisation was on the basis that a further Moroccan line (Comanav) chartered 50% of Scirocco and was thus entitled to 50% of the net earnings of that ship during the summer.

Market growth has been flat this summer but the company has maintained market share of about 56% of the service to Nador in June, falling to about 47% in July 2002 with the introduction of the competitors' vessels.

Logistics

The decision was taken at the end of fiscal 2001 to expand the Group's geographical coverage within the UK by renting warehouse space in Milton (South Midlands) and Heathrow (South East England). The start up costs associated with this program have been significant during fiscal 2002. The benefit of the rent free periods on both warehouses has been spread over the full period of the leases, to comply with current accounting standards.

Progress is continuing with a number of contracts in the pipeline particularly in the pick and pack and distribution areas on which the company is focusing.

EUROPEAN MONETARY UNION - EURO

On January 1, 1999, eleven member countries of the European Union established fixed conversion rates between their existing sovereign currencies, and adopted the Euro as their new common currency. The Euro is currently trading on currency exchanges and the legacy currencies will remain legal tender in participating countries for a transition period between January 1, 1999 and January 1, 2002. During the transition period, non-cash payments can be made in the Euro and parties can elect to pay for goods and services and transact business using either Euro or a legacy currency. Between January 1, 2002 and July 1, 2002 the participating countries will introduce Euro notes and coins and will withdraw all legacy currencies so that they will no longer be available.

Although the United Kingdom is currently not participating in the Euro the Company's businesses trade extensively within the Euro Zone. The Company will continue to evaluate all pricing, currency risk, accounting, tax, governmental, legal and regulatory issues as guidance becomes available. Based on current information the Company does not expect that Euro conversion will have a material adverse affect on its business or financial condition.

FORWARD LOOKING STATEMENTS

This release contains forward looking statements (as defined in Section 21E of the Securities Act 1934, as amended) which reflect management's current views with respect to certain future events and performance, including statements relating to multi purpose vessel charters and Irish sea freight ferry volumes and rates, logistics and cash. The following factors are among those that could cause actual results to differ materially from the forward looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statements: changes in the political environment in Northern Ireland and Eire, Spain and Morocco, changes in the level of competition in the Irish Sea and Mediterranean, changes in the ability to provide a regular scheduled service on the Irish sea and the company's Mediterranean service.

                   Unaudited Consolidated Statements of Income

                     Three Months Ended June 30, 2002, 2001
                   (Expressed in thousands of pounds sterling)

                                                      2002              2001

Operating revenues
Charterhire income                                   4,004              3,838
Ferry service income (3b)                           20,192             20,933
Logistics and other income                           4,917              4,609
                                              ----------------------------------
                                                    29,113             29,380
                                              ----------------------------------
Operating expenses
Vessel and other operating costs                    21,809             20,489
Depreciation                                         2,111              2,371
Amortisation of drydocking                             333                213
Goodwill amortisation                                  296                296
General and administrative exps                      2,774              2,178
Foreign exchange (gain)/ loss                          956               (529)
                                              ----------------------------------
                                                    28,279             25,018
                                              ----------------------------------

Operating income                                       834              4,362

Other income (expense)
Interest income                                         55                112
Interest expense                                    (3,876)            (3,850)
Gain (loss) on disposal of assets                       (4)                 9
                                              ----------------------------------
                                                     (3825)            (3,729)
                                              ----------------------------------


Profit/Loss before income taxes                     (2,991)               633
Income taxes                                           897               (182)
Minority Interests                                      15                  -
                                              ----------------------------------
Net Profit/(Loss)                                   (2,079)               451
                                              ----------------------------------


Additional financial information
EBITDA (note 4)                                      3,571              7,253
EBITDA to interest expense, net                       0.9x               1.9x

                   Unaudited Consolidated Statements of Income

                      Nine Months Ended June 30, 2002, 2001
                   (Expressed in thousands of pounds sterling)

                                                     2002               2001

Operating revenues
Charterhire income                                  11,634             11,451
Ferry service income (3b)                           60,554             62,432
Logistics and other income                          16,149             15,229
                                              ---------------------------------
                                                    88,337             89,112
                                              ---------------------------------
Operating expenses
Vessel and other operating costs                    67,802             67,929
Depreciation                                         6,394              6,201
Amortisation of drydocking                           1,023              1,079
Goodwill amortisation                                  890                888
General and administrative exps                      8,181              6,175
Foreign exchange (gain)/ loss                          913               (876)
                                              ---------------------------------
                                                    85,203             81,396
                                              ---------------------------------

Operating income                                     3,134              7,716

Other income (expense)
Interest income                                        183                419
Interest expense                                   (10,990)           (10,222)
Loss on disposal of assets                              (9)               (65)
                                              ---------------------------------
                                                   (10,816)            (9,868)
                                              ---------------------------------


Loss before income taxes                            (7,682)            (2,152)
Income taxes                                         2,304                700
Minority Interests                                      15                  -
                                             ----------------------------------
Net Loss                                            (5,363)            (1,452)
                                              ---------------------------------


Additional financial information
EBITDA (note 4)                                     11,433             15,819
EBITDA to interest expense, net                       1.1x               1.6x

                      Unaudited Consolidated Balance Sheets

                            As of June 30, 2002, 2001
                   (Expressed in thousands of pounds sterling)

                                                       2002             2001
Assets
Current assets
Cash and cash equivalents                            1,677              4,917
Cash held in escrow and blocked deposits             5,051              3,125
Trade accounts receivable                           21,152             21,649
Other receivables                                    3,792              1,455
Inventories                                            712              1,103
Prepaid expenses and accrued income                  4,795              4,300
                                               ---------------------------------
                                                    37,179             36,549

Land and buildings                                  11,660             11,767
Vessels and equipment                              126,295            137,237
Loans to joint ventures                              2,471              3,078
Other investments                                       96                  1
Goodwill, net                                       18,742             19,847
Deferred charges, net                                5,359              7,374
Pension fund debtor                                  3,659              3,467
                                               --------------------------------
Total assets                                       205,461            219,320
                                               --------------------------------

Liabilities and shareholders' equity
Current liabilities
Current maturities of long-term debt                 4,036              4,647
Capital lease obligations                              593                677
Trade accounts payable                              10,979              7,741
Accrued expenses                                     9,070              6,750
Accrued interest - ship mortgage notes                 562                661
Other creditors                                      3,504              3,296
                                                ----------------------------
                                                    28,744             23,772
                                                ----------------------------
Long-term liabilities
Long-term debt                                      36,658             36,985
Ship mortgage notes                                111,239            125,312
Capital lease obligations                              507                728
Other creditors                                        409                327
Deferred taxation                                    8,210              7,502
                                                ----------------------------
Total liabilities
                                                   185,767            194,626
                                                ----------------------------

Shareholders' equity
Share capital                                           13                 14
Accumulated other comprehensive income:
     cumulative translation adjustment               1,025             (1,994)
Retained earnings                                   18,656             26,674
                                                ----------------------------
Total shareholders' equity                          19,694             24,694
                                                ----------------------------

Total liabilities and shareholders' equity         205,461            219,320
                                                ----------------------------

                 Unaudited Consolidated Statements of Cash Flows

                      Nine Months Ended June 30, 2002, 2001
                   (Expressed in thousands of pounds sterling)

                                                                             2002                     2001
Operating Activities
Net income (loss)                                                          (5,362)                  (1,452)
Amortisation of drydocking and deferred charges                             1,024                    1,079
Amortisation of ship mortgage notes discount                                  136                      128
Depreciation                                                                6,258                    6,073
(Gain) loss on disposition of fixed assets                                      9                       65
Foreign exchange adjustment                                                (1,834)                  (1,314)
Goodwill amortisation                                                         890                      888
(Increase) decrease in pension debtor                                           -                        -
(Increase) decrease in trade debtors                                         (894)                  (2,077)
(Increase) decrease in other debtors                                         (369)                     120
(Increase) decrease in stock                                                  128                      (76)
(Increase) decrease in prepayments and accrued income                       3,461                    2,706
Increase (decrease) in trade creditors                                        175                    1,575
Increase (decrease) in other creditors                                        268                   (1,530)
Increase (decrease) in accrued expenses                                    (1,609)                     849
Increase (decrease) in deferred tax liability                              (2,304)                  (3,187)
                                                                  ----------------------------------------
Net cash (used) in operating activities                                       (23)                   3,847
                                                                  ----------------------------------------

Investing activities
Additions to vessels and equipment                                         (3,331)                 (44,508)
Purchase of subsidiary companies, net of cash acquired                        (50)                     (30)
Purchase of investments                                                       (96)                     358
                                                                   ----------------------------------------
                                                                           (3,477)                 (44,180)
                                                                   ----------------------------------------
Financing activities
Proceeds from long-term debt                                                    -                   42,211
Repayment of long-term debt                                                (3,339)                  (1,829)
Due to joint ventures                                                         173                      212
Repayments of capital leases                                                 (390)                    (612)
Proceeds from capital leases                                               (1,028)                       -
Deferred charges paid                                                                               (1,644)
                                                                  ----------------------------------------
                                                                           (4,584)                  38,338
                                                                  ----------------------------------------

Net increase (decrease) in cash and cash equivalents                       (8,084)                  (1,995)
Cash and cash equivalents at beginning of period                           14,812                   10,037
                                                                  ----------------------------------------
Cash and cash equivalents at end of period                                  6,728                    8,042
                                                                  ----------------------------------------

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                               June 30, 2002, 2001

1.  Interim accounting policy

     In the opinion of management of Cenargo International Plc (the "Company") the accompanying unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly in accordance with accounting principles generally accepted in the U.S. the financial position of the Company and the results of operations and cash flows for the nine months ended June 30, 2002 and 2001. Although the Company believes that the disclosure in these financial statements is adequate to make the information presented not misleading, certain information and footnote information normally included in interim financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. Results of operations for the nine months ended June 30, 2002 and 2001 are not necessarily indicative of what operating results may be for the full year.

2.       Changes in shareholder's equity

                                                                 Cumulative            Ordinary
                                                                translation               share              Retained
                                                                 adjustment             capital              earnings
                                                                 ----------             -------              --------

         Balance at September 30, 2000                               (2,643)                 13                28,126

         Net income (loss)                                              649                   -                (1,452)
                                                               ------------         -----------           ------------

         Balance at June 30, 2001                                    (1,994)                 13                26,674
                                                               ============         ===========           ============


         Balance at September 30, 2001                                 (391)                 13                24,019

         Net income (loss)                                            1,416                   -                (5,363)
                                                               ------------         -----------           ------------

         Balance at June 30, 2002                                     1,025                  13                18,656
                                                               ============         ===========           ============


3.   Contingent liabilities and assets

     (a) The company insures the legal liability risks for its shipping activities with the Steamship Mutual, UK Mutual and North of England mutual protection and indemnity associations. As a member of mutual associations, the company is subject to calls payable to the associations based on the company's claims record in addition to the claims record of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration which result in additional calls on the members.

     (b) The Company has entered a claim for damages in the amount of Spanish Pesetas 3,800,000 against Ministeria de Comunicaciones, Transportes y Medio Ambiente now Ministreria De Fomento relating to the company being prevented from operating a ferry service between Spain and Morocco. The Company continues to pursue the case. The Company under an agreement with the Spanish Government has received two billion pesetas on delivery of RoPax three and four as partial settlement of the claim.

4.   Segment Information

     The Company has adopted FASB Statement No. 131, "Disclosures about Segments of Business Enterprise and Related Information". The Company is managed in four operating segments: Irish Sea Ferries, Ferrimaroc, Logistics and Other Activities shipowning and chartering less corporate. Corporate includes certain central overhead costs, central financing costs and other general corporate income and expenditures.

     The Company utilises EBITDA as a measure of segmental performance. The Company defines EBITDA as net income (loss) before taxes, interest expense, interest income, depreciation, provision for impairment in value of vessels, amortisation of dry-docking and special survey costs, amortisation of goodwill, gain or loss from joint ventures and minority interest.

     Certain financial information is presented below: amounts are in thousands of pounds Sterling.

                                                                                    Shipowning &
                                         Irish Sea                   Logistics      Chartering less
                                         Ferries       Ferrimaroc    and Other      Corporate         Total
                                         -------       ----------    ---------      --------------    -----


 Three Months to June 30, 2002
 Revenue                                  17,804         2,388         4,917             4,004        29,113
 EBITDA                                    4,010          (216)         (145)              (78)        3,571
 Tangible fixed assets                   115,636         9,038         5,259             8,021       137,955
 Capital expenditure                       2,129             6            64                53         2,252

 Three months to June 30, 2001
 Revenue                                  19,256         1,677         4,609             3,838        29,380
 EBITDA                                    6,342         (525)           391             1,045         7,253
 Tangible fixed assets                   124,212        10,473         5,200             9,119       149,004
 Capital expenditure                         441             -            60                 -           501

 Nine months to June 30, 2002
 Revenue                                  53,590         6,964        16,149            11,634        88,337
 EBITDA                                   10,656           159          (404)            1,022        11,433
 Capital expenditure                       2,652             6           620                53         3,331

 Nine months to June 30, 2001
 Revenue                                  57,115         5,316        15,229            11,452        89,112
 EBITDA                                   12,761         (696)         1,201             2,553        15,819
 Capital expenditure                      44,320             -           188                 -        44,508


     EBITDA for all reportable segments differs from consolidated income (loss) before income taxes reported in the consolidated statements of income as follows: amounts are in thousands of pounds Sterling:

                                                        Three months Ended June 30        Nine months Ended June 30
                                                          2002              2001          2002              2001
                                                          ----              ----            ----            ----

    EBITDA                                                  3,571             7,253         11,433           15,819
    Reconciling items:
    Depreciation                                          (2,111)           (2,371)        (6,394)          (6,201)
    Amortisation of goodwill                                (296)             (296)          (890)            (888)
    Amortisation of drydocking                              (333)             (213)        (1,023)          (1,079)
    Net interest expense                                  (3,821)           (3,738)       (10,808)          (9,803)

                                                  ------------------------------------------------------------------
    Profit/(Loss) income before income taxes              (2,991)               633        (7,682)          (2,152)
                                                  ------------------------------------------------------------------

                                        FLEET LIST AT JUNE 30, 2002

                                                                         Year
Vessel Name                          Vessel Type    Capacity             Built    Flag
-----------                          -----------    --------             -----    ----


MERCHANT BRAVERY                C    RoRo           40 cars              1978     Bahamas
                                                    100 trailer units

MERCHANT BRILLIANT              C    RoRo           40 cars              1979     Bahamas
                                                    100 trailer units

MERCHANT VENTURE                C    RoRo           55 trailer units     1979     British (Isle of Man)

RIVER LUNE                      C    RoRo           49 cars              1983     Bahamas
                                                    93 trailer units

SAGA MOON                       C    RoRo           50 cars              1984     British (Gibraltar)
                                                    72 trailer units

MISTRAL                         C    Passenger/Car  2,386 passengers     1981     Bahamas
                                     Ferry          700 cars

SCIROCCO                        C    Passenger/Car  1,315 passengers     1974     Bahamas
                                     Ferry          296 cars
                                                    30 trailer units

DAWN MERCHANT                   C    RoPax          250 passengers       1998     British (Isle of Man)
                                                    136 trailer units

BRAVE MERCHANT                  C    RoPax          250 passengers       1999     British (Isle of Man)
                                                    136 trailer units

NORTHERN MERCHANT*                   RoPax          250 passengers       2000     British
                                                    136 trailer units

MIDNIGHT MERCHANT*                   RoPax          250 passengers       2000     British
                                                    136 trailer units

LAGAN VIKING                         RoPax          330 passengers       1997     Italian
                                                    180 trailer units

MERSEY VIKING                        RoPax          330 passengers       1997     Italian
                                                    180 trailer units



C Collateral  vessel  securing 9 3/4% Ship  Mortgage  Notes
* Operated under an operating lease.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                     CENARGO INTERNATIONAL PLC (registrant)



Dated: September 4, 2002                      By: /s/ Michael Hendry
                                              ------------------------------
                                              Michael Hendry
                                              Chairman

02442.0005 #346269